Exhibit 99.1

Date: February 2, 2018	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
Toronto Stock Exchange
New York Stock Exchange
Securities and Exchange Commission

Subject: CENOVUS ENERGY INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 2, 2018
Record Date for Voting (if applicable) :	March 2, 2018
Beneficial Ownership Determination Date :	March 2, 2018
Meeting Date :	April 25, 2018
Meeting Location (if available) :	Calgary, AB

Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
NAA for Registered Holders	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	15135U109	CA15135U1093

Sincerely,

Computershare Investor Services Inc.
Agent for CENOVUS ENERGY INC.